Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Names Hadar Rahav as its New CFO

TEL AVIV, Israel – December 14, 2021 − RADCOM Ltd. (Nasdaq: RDCM), today announced that it has appointed Hadar Rahav to serve as its new Chief Financial Officer effective January 1, 2022. Hadar will replace Amir Hai, who will be leaving the company to pursue other opportunities.

“I’m excited to announce Hadar’s promotion to Chief Financial Officer,” said Eyal Harari, RADCOM’s Chief Executive Officer. “Hadar has made significant contributions to RADCOM in her position overseeing global finance and has been working closely with the management team to ensure a smooth transition into her new leadership role. I look forward to working closely with Hadar and growing the Company’s business.”

“I am excited and honored to transition into this leadership role,” commented Hadar Rahav. “As we continue to execute our growth strategy, I will remain focused and committed to maintaining our strong financial position. I look forward to continuing to contribute to the success of the Company.”

Since joining RADCOM in 2020, Hadar has been serving as RADCOM’s Head of Global Finance, working closely with the Company’s management team over the last year and a half on global financial planning and execution. Prior to joining RADCOM, Hadar served in various finance leadership and senior accounting positions at TAT Technologies Ltd. (Nasdaq: TATT; TASE: TATT.TA) at Electra Consumer Products (1970) Ltd. (ECP.TA) and as an accountant with Ernst & Young Israel. Hadar holds a BA (cum laude) in Business Management Accounting and Risk Management from the College of Management and Academic Studies, Rishon Le-Zion, and is a Certified Public Accountant.

“I would like to wish Amir, our outgoing Chief Financial Officer, all the best in his future endeavors. I am grateful for his contributions during his tenure with the Company and his leadership during this important period for the Company,” concluded Eyal Harari, RADCOM’s Chief Executive Officer.

###

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.